Exhibit 99.1

August 23, 2018

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tantech Holdings Ltd.
File No. 001-36885

Dear Sir or Madam:

We have read Form 6-K dated August 23, 2018 of Tantech Holdings Ltd. (“Registrant”) and are in agreement with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in Form 6-K.

/s/ Friedman LLP

New York, New York